Filed by Long Island Iced Tea Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Cullen Agricultural Holding Corp. (File No. 000-53806)

For the Related Registration Statement: File No. 333-201527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 23, 2015

Cullen Agricultural Holding Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-53806	27-0863248
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1193 Seven Oaks Rd., Waynesboro, GA	30830
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:   (706) 526-4015

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

ITEM 1.01.	ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On April 23, 2015, Cullen Agricultural Holding Corp., a Delaware corporation (“Cullen”), entered into an Amendment No. 1 (the “Amendment”) to Agreement and Plan of Reorganization (the “Merger Agreement”), by and among Cullen, Long Island Iced Tea Corp., a Delaware corporation and a wholly owned subsidiary of Cullen (“Holdco”), Cullen Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Parent Merger Sub”), LIBB Acquisition Sub, LLC, a New York limited liability company and a wholly owned subsidiary of Holdco (“Merger Sub”), Long Island Brand Beverages, LLC, a New York limited liability company (“LIBB”), Philip Thomas (“Thomas”) and Thomas Panza (“Panza,” and together with Thomas, the “Founders”), who hold a majority of the outstanding membership interests of LIBB, and Philip Thomas, in his capacity as the “LIBB Representative” under the Merger Agreement on behalf of the other members of LIBB party to the Merger Agreement. As previously disclosed by Cullen in a Current Report on Form 8-K filed January 6, 2015, the Merger Agreement provides that, among other things, (i) Parent Merger Sub will merge with and into Cullen, with Cullen surviving as a wholly owned subsidiary of Holdco and with the stockholders of Cullen receiving newly issued shares of Holdco common stock (the “Parent Merger”), and (ii) Merger Sub will merge with and into LIBB, with LIBB surviving as a wholly owned subsidiary of Holdco, with LIBB surviving as a wholly owned subsidiary of Holdco and with the members of LIBB (the “Members”) receiving newly issued shares of Holdco common stock (the “Company Merger”).

The Amendment changed the ratio at which Cullen common stock will be converted into Holdco common stock in the Parent Merger. Under the Merger Agreement, as amended, each Cullen stockholder will receive one share of Holdco common stock for every 15 shares of Cullen common stock. Prior to the Amendment, each Cullen stockholder was to receive one share of Holdco common stock for each share of Cullen common stock. The Amendment also proportionately adjusted the number of shares of Holdco common stock that will be issued to the Members in the Company Merger, reducing such number from 39,500,000 to 2,633,334. The Amendment was entered into in an attempt to increase Holdco’s stock price after the closing to assist in listing on a national securities exchange in the future. The Amendment also proportionately adjusted: the number of shares of Holdco common stock that will be deposited in escrow to provide a fund for satisfaction of Cullen, Holdco and LIBB’s post-closing rights to indemnification under the Merger Agreement, reducing such number from 7,500,000 to 500,000; the number of shares of Holdco common stock that will be deposited in escrow to satisfy any downward adjustment to the merger consideration based on Cullen’s and LIBB’s Net Working Capital (as defined in the Merger Agreement) as of the closing, reducing such number from 1,000,000 to 66,667; the number of shares of Holdco common stock that will be reserved for issuance pursuant to Holdco’s 2015 Long-Term Incentive Equity Plan, reducing such number from 7,000,000 to 466,667; the value per share of Holdco common stock used in the calculation of the Net Working Capital adjustment, increasing such value from $0.20 to $3.00 per share; and the number of options that will be issued to Messrs. Thomas, Dydensborg, Meehan and Panza under their employment agreements, reducing such numbers from 1,200,000 to 80,000, from 880,000 to 58,667, from 240,000 to 16,000 and from 600,000 to 40,000, respectively, and the exercise price thereof, in each case increasing such number from $0.25 to $3.75.

The foregoing summary of the Amendment is qualified in its entirety by reference to the text of the Amendment, which is attached as an exhibit hereto and is incorporated herein by reference.

Additional Information

In connection with the proposed transactions, Holdco has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). In addition, Cullen has filed the preliminary proxy statement/prospectus included in the Registration Statement with the SEC as a proxy statement on Schedule 14A (the “Proxy Statement”). Investors are urged to read the Registration Statement and Proxy Statement as amended and supplemented from time to time, including the definitive proxy statement/prospectus when it becomes available, before they make any voting or investment decision with respect to the proposed transactions because they contain important information. Investors may obtain free copies of the Registration Statement and Proxy Statement as amended and supplemented from time to time, including the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about Cullen, Holdco and LIBB, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free, when they become available, by directing a request to either Cullen Agricultural Holding Corp. or Long Island Iced Tea Corp., in either case c/o Paul Vassilakos, 180 Madison Avenue, Suite 1702, New York, NY 10016.

Cullen and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Cullen’s stockholders with respect to the proposed transactions.

Information regarding Cullen’s directors and executive officers is available in Cullen’s annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 5, 2015. Additional information regarding the interests of such participants in the solicitation is included in the Registration Statement and Proxy Statement as amended and supplemented from time to time, and will be included in the definitive proxy statement/prospectus when it becomes available.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Amendment No. 1 to Agreement and Plan of Reorganization, dated as of April 23, 2014, by and among, Cullen Agricultural Holding Corp., Long Island Iced Tea Corp., Cullen Merger Sub, Inc., LIIT Acquisition Sub, LLC, Long Island Brand Beverages LLC, Philip Thomas and Thomas Panza, who hold a majority of the outstanding membership interests of LIBB, and Philip Thomas, in his capacity as the “LIBB Representative” under the Merger Agreement on behalf of the other members of LIBB party to the Merger Agreement.

*	Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Cullen agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cullen Agricultural Holding Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 24, 2015

CULLEN AGRICULTURAL HOLDING CORP.

By:	/s/ Paul N. Vassilakos
Paul N. Vassilakos
Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 1 (this “Amendment”) to AGREEMENT AND PLAN OF REORGANIZATION, is entered into as of April 23, 2015 by and among Cullen Agricultural Holding Corp., a Delaware corporation (“Parent”), Long Island Iced Tea Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Holdco”), Cullen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“Parent Merger Sub”), LIBB Acquisition Sub, LLC, a New York limited liability company and wholly owned subsidiary of Holdco (“Company Merger Sub”), Long Island Brand Beverages LLC, a New York limited liability company (the “Company”), Philip Thomas (“Thomas”) and Thomas Panza (“Panza” and together with Thomas, the “Founders”), who hold a majority of the outstanding membership interests of the Company, and Philip Thomas, in his capacity as the LIBB Representative under the Merger Agreement (as defined below) (the “LIBB Representative”) on behalf of the other members of the Company party to the Merger Agreement. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

WHEREAS, the parties entered into that certain Agreement and Plan of Reorganization dated as of December 31, 2014 (the “Merger Agreement”), providing for a business combination transaction by means of (i) a merger of Parent Merger Sub with and into Parent, with Parent being the surviving entity, and (ii) a merger of Company Merger Sub with and into the Company, with the Company being the surviving entity, as a result of which Parent and the Company will become wholly owned subsidiaries of Holdco and Holdco will become a public company;

WHEREAS, pursuant to Section 1.12(b)(i) of the Merger Agreement, the LIBB Representative has been appointed by each Signing Member as such Member's representative and agent to act on behalf of such Member in connection with the Merger Agreement, including, without limitation, pursuant to clause (v) thereof, any amendment of the Merger Agreement that does not subject such Member to any disparate treatment of a potentially adverse nature; and

WHEREAS, the parties desire to amend the Merger Agreement in accordance with Section 10.10 thereof (i) to reduce the number of issued and outstanding shares of Holdco Common Stock immediately after the Closing so that the number of shares of Holdco Common Stock to be issued pursuant to the Merger Agreement as amended hereby will be 1/15th of the number of shares of Holdco Common Stock that would be issued absent this Amendment, (ii) to proportionately adjust certain other amounts set forth in the Merger Agreement for the reduced number of issued and outstanding shares of Holdco Common Stock, and (iii) to amend certain other terms of the Merger Agreement, in each case without any disparate treatment of a potentially adverse nature to any Member.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           The Merger Agreement is hereby amended as follows:

a)           In Section 1.5(a) of the Merger Agreement, the words “Each share” at the beginning of the first sentence are hereby replaced with the words “Every fifteen (15) shares”.

b)           In Section 1.5(b) of the Merger Agreement, the reference to “39,500,000” is hereby replaced with “2,633,334”.

c)           In Sections 1.5(d)(i)(A), 1.5(d)(i)(B) and 1.5(d)(iv) of the Merger Agreement, all references to “$0.20 per share” are hereby replaced with “$3.00 per share.”

d)           In Section 1.11(a) of the Merger Agreement, the reference to “7,500,000” is hereby replaced with “500,000” and the reference to “1,000,000” is hereby replaced with “66,667”.

e)           The third sentence of Section 3.3(f) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

“As of the date of execution of the Merger Agreement, the authorized shares of capital stock of Holdco consists of 100,000,000 shares of Holdco Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which preferred stock is issued or outstanding. As of the Closing Date, the authorized shares of capital stock of Holdco consists of 35,000,000 shares of Holdco Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which preferred stock is issued or outstanding.”

f)           Section 5.11 of the Merger Agreement is hereby deleted in its entirety.

g)           In Section 5.13 of the Merger Agreement, the parenthetical “(other than sales of assets in the ordinary course of business and the Holdco Common Stock financing contemplated by Section 5.11)” is hereby deleted and replaced with “(other than sales of assets in the ordinary course of business)”.

h)           In Section 5.20 of the Merger Agreement, the reference to “7,000,000” is hereby replaced with “466,667”.

i)           Schedule 1.5(c) to the Merger Agreement is hereby deleted and replaced in its entirety with Schedule 1.5(c) attached hereto.

j)           Exhibit B to the Merger Agreement is hereby deleted and replaced in its entirety with Exhibit B attached hereto.

k)           In Exhibit D to the Merger Agreement:

i)           the references to “1,200,000” and “$0.25” in Section 3.6 of the form of Employment Agreement between Philip Thomas and Holdco are hereby replaced with “80,000” and “$3.75”, respectively;

2

ii)           the references to “880,000” and “$0.25” in Section 3.6 of the form of Employment Agreement between Peter Dydensborg and Holdco are hereby replaced with “58,667” and “$3.75”, respectively;

iii)           the references to “240,000” and “$0.25” in Section 3.6 of the form of Employment Agreement between James Meehan and Holdco are hereby replaced with “16,000” and “$3.75”, respectively; and

iv)           the references to “600,000” and “$0.25” in Section 3.6 of the form of Employment Agreement between Thomas Panza and the Company are hereby replaced with “40,000” and “$3.75”, respectively.

2.           The Company and the LIBB Representative, on behalf of the Signing Members, hereby consent, for the purposes of Section 4.1 of the Merger Agreement, to an amendment to Holdco’s Certificate of Incorporation reducing Holdco’s authorized capital from 100,000,000 shares of Holdco Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share, to 35,000,000 shares of Holdco Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share.

3.           Except as specifically provided in this Amendment, no provision of the Merger Agreement is modified, changed, waived, discharged or otherwise terminated and the Merger Agreement shall continue to be in full force and effect. This Amendment and the attachments hereto (which are hereby incorporated herein), together with the Merger Agreement and the documents and instruments and other agreements among the parties thereto as contemplated by or referred to therein, including, without limitation, the Exhibits and Schedules thereto, as amended hereby, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Merger Agreement, as amended by this Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). This Amendment may be executed in counterparts (including, without limitation, by facsimile, pdf or other electronic document transmission), each of which shall constitute an original, and each of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

3

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CULLEN AGRICULTURAL HOLDING CORP.

By:	/s/ Paul Vassilakos
Name: Paul Vassilakos
Title: Chief Executive Officer

LONG ISLAND ICED TEA CORP.

By:	/s/ Paul Vassilakos
Name: Paul Vassilakos
Title: Chief Executive Officer

CULLEN MERGER SUB, INC.

By:	/s/ Paul Vassilakos
Name: Paul Vassilakos
Title: Chief Executive Officer

LIBB ACQUISITION SUB, LLC

By:	/s/ Paul Vassilakos
Name: Paul Vassilakos
Title: Chief Executive Officer of Long Island Iced Tea Corp., the managing member

[Signature Pages Continue]

[Signature Page to Amendment No. 1 to Merger Agreement]

LONG ISLAND BRAND BEVERAGES LLC

By:	/s/ Philip Thomas
Name: Philip Thomas
Title: CEO

/s/ Philip Thomas
Philip Thomas

/s/ Thomas Panza
Thomas Panza

LIBB REPRESENTATIVE:

/s/ Philip Thomas
By Philip Thomas, in his capacity as the LIBB Representative on behalf of the Signing Members

[Signature Page to Amendment No. 1 to Merger Agreement]